FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 5, 2005

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
(Exact name of Registrant as specified in its charter)

26 Chin Third Road
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: May 5, 2005	By:	/s/ Joseph Tung

	Name: Title:	Joseph Tung Chief Financial Officer

Item 1

Presentation at Press Conference Regarding
            Chung Li Fire

Advanced Semiconductor Engineering, Inc.

                                    May 4th, 2005

Safe Harbor Notice This presentation contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words "anticipate", "believe", "estimate", "expect", "intend", "plan" and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions; possible disruptions in commercial activities caused by natural or human-induced disasters, including terrorist activity and armed conflict; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People's Republic of China; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2003 Annual Report on Form 20-F filed on June 30, 2004.

  A B  C
Completion Date:     2002    2005  2005
Floor Space (ping):  17,500 26,114 2,638

o Status Update
o Status of injured employees, outside contractors and fire fighter
o Site inspections and investigations of cause
o Insurance claim process
o Building structure assessment
o Communications with customers
o Clean-up and community relations

Chungli Building A Operations

B1F PBGA Material Production
1F FC/PBGA Material Production
2F PBGA Material Production
3F PBGA Material Production
4F FC/PBGA Material Production
5F Test Operations
6F FC Material Production
7F FC Material Production
8F Packaging Operations
9F Packaging Operations
10F Packaging & Test Operations
11F Packaging Operations

Fixed Assets & WIP Book Value
   in Chungli Building A

o Fixed assets (as of Mar. 31, 2005)
  > Machinery & Equipment     approx. NT$9 Bn
  > Building & Facilities  approx. NT$3.2 Bn
    ----------------------------------------------
  > Total            approx. NT$12.2 Bn
o WIP & raw materials values to be determined

              Insurance
o Amount of Insurance for Chungli Campus
  > Machinery & Equipment approx. NT$10.3 Bn
  > Building & Facilities   approx. NT$  3.5 Bn
  > WIP & Inventory   approx. NT$  2.7 Bn

       Estimated Revenue Impact
o  Estimated revenue impact to be around
   NT$1 Billion, accounting for less than 2%
   of ASE Group's 2005 full-year revenues

Production Capacity Transfer Plan for
Packaging and Test Operations

o With approximately 500 wirebonders (compared to a
  total of 6,672 wirebonders in ASE Group), Building A
  housed BGA packaging operations
o With approximately 100 testers (compared to a total of
  1,493 testers in ASE Group), Building A housed wafer
  probe and final test operations
o Packaging & test monthly production value was
  approximately US$15 million for Building A
  > Within 1 month, we plan to transfer US$10 million of production to
    Kaohsiung facilities and US$5 million of production to the ex-
 Motorola production building on ASE Chungli campus
  > Within 2 months, Building B on the same campus plans to reach a packaging and test output at an approximately US$5 million monthly run rate.  Within 4 months, Building B plans to add another
 US$5 million monthly production capacity.
  > Plan to internally reallocate a majority of machinery and equipment requirements

PBGA Substrate Production Transfer Plan

o Impacted substrate production output is
  estimated at 10 million pieces/month (original
  group output was 24 million pieces/month)
o Chungli accounts for approximately 1/3 of group's
  capacity
o Plan to increase outside purchase and substrate
  output in other sites as interim solution
o By end of 2005 Q2, ASE is aiming at returning to a
  monthly capacity of 20 million pieces
o By end of 2005 Q3, ASE is aiming at returning to a
  monthly output of 26 million pieces

FC Substrate Production Transfer Plan

o Impacted FC substrate production output
  is approximately 1 million pieces/month,
  accounting for all of group's total FC
  substrate production capacity, providing
  13-15% of group's needs
o FC substrate production restoration plan
  > In order to minimize impact on packaging & test
    operations for our customers, we have asked for
 assistance from our suppliers to increase shipment
  > Establish Building B as a potential new FC
    substrate production site and resume production
    within 4 months with progressive expansion plan
 to reach an estimated monthly capacity of 6
 million pieces

                                   ASE Inc.

Chungli Building A Revenues in 2004                Approx. NT$5.44 Bn
ASE Inc. Consolidated Revenues in 2004            Approx. NT$81.71 Bn
Weighting                                        6.7%

Chungli Building A Net PP&E as of 3/31/2005        Approx. NT$12.2 Bn
ASE Inc. Consolidated Total Assets as of
3/31/2005                                        Approx. NT$133.28 Bn
Weighting                                        9.2%

                 ASE Test Ltd.

Chungli Building A CP Revenues in 2004     Approx. US$27 mm
ASE Test Ltd. Revenues in 2004             Approx. US$621 mm
Weighting                                 4.3%

Chungli Building A CP Net PP&E as of
 3/31/2005                                 Approx. US$38 mm
ASE Test Ltd. Total Assets as of 3/31/2005 Approx. US$1,056 mm
Weighting                                 3.6%